SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14(F) OF THE
                   SECURITIES EXCHANGE ACT OF 1934 (THE "ACT")
                         AND RULE 14F-1/A UNDER THE ACT

                             ESSENTIAL REALITY, INC.
                             -----------------------

                            (Name of Subject Company)

            Common Stock, $.001 par value per share ("Common Stock")
  Series A 6% Convertible Non-Redeemable Preferred Shares, $.001 par value per share ("Series A Preferred Shares") Series B Convertible Non-Redeemable Preferred Shares, $.001 par value per share ("Series B Preferred Shares")
                         (Title of Class of Securities)

                            29669B106 (Common Stock)
                            ------------------------
                      29669B304 (Series A Preferred Shares)
                      -------------------------------------
                      29669B205 (Series B Preferred Shares)
                      -------------------------------------
                      (CUSIP Number of Class of Securities)
                      -------------------------------------

                                   Jay Gelman
                               15-15 132nd Street
                          College Point, New York 11356
                                  (718)747-1500
   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

                              Oscar D. Folger, Esq.
                                 521 5th Avenue
                            New York, New York 10175
                            Telephone: (212) 697-6464

                             ESSENTIAL REALITY, INC.

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


This Information Statement is being delivered to the holders of record as of September 3, 2004 of the Company's (i) common stock, par value $.001 per share ("common stock"), (ii) Series A 6% Convertible Non Redeemable Preferred Stock, par value $.001 per share (the "Series A Preferred Shares") and (iii) Series B Convertible Non Redeemable Preferred Stock, par value $.001 (the "Series B Preferred Shares"), all of whom are entitled to vote at a meeting for election of directors.

Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. Each Series A Preferred Share and each Series B Preferred Share entitles the holder to 700 votes, and votes as one class with the common stock.


BACKGROUND

On June 17, 2004, the Company entered into a Share Exchange Agreement (the "Exchange Agreement") with Jay Gelman, Andre Muller and Francis Vegliante, who were the sole shareholders (the "Shareholders") of AllianceCorner Distributors Inc. ("Alliance"). Alliance is a wholesale distributor of interactive video games that had no prior affiliation with the Company. Pursuant to the Exchange Agreement, the Company on June 29, 2004 acquired all the outstanding capital stock of Alliance from the Shareholders for 1,551,314 Series B Preferred Shares. Alliance thereupon became a wholly-owned subsidiary of the Company.

On June 29, 2004 the Company received $2,884,171 in net proceeds from the sale of 1,124,767 Series A Preferred Shares in a private placement (the "Offering"). Sunrise Securities Corp. acted as placement agent in connection with the Offering and received (a) an $8,500 retainer fee; and (b) a commission consisting of 108,146 shares of Series A Preferred Shares and warrants to purchase 68,820,224 shares of common stock at an exercise price of $.005 per share. At the same time, substantially all outstanding debt of the Company was extinguished through conversion into an aggregate of 452,202 Series A Preferred Shares and $915,330 in cash payments.

Certain holders of Series A Preferred Shares (the "Proxy Grantors") have granted to Jay Gelman an irrevocable proxy (the "Voting Proxy") to vote 526,225 Series A Preferred Shares owned by them and any shares of common stock into which such Series A Preferred Shares are converted. Since the Series A Preferred Shares are entitled to 700 votes per share, the Series A Preferred Shares owned by the Proxy Grantors are entitled in the aggregate to 368,357,500 votes.

In the Exchange Agreement, the Shareholders agreed to vote their Series B Preferred Shares in favor of an amendment to the Company's Articles of Incorporation that would increase the number of authorized shares of common stock from 50,000,000 to 4,400,000,000 (the "Amendment"), and in favor of a simultaneous reverse split of the common stock on the basis of one share for forty-four shares (the "Reverse Split"). The Company expects that the adoption of the Amendment and the Reverse Split will be authorized by the written consent of stockholders without a meeting in accordance with the requirements of Regulation 14C under the Act.

The Series A Preferred Shares are entitled on conversion to a dividend in kind, i.e., in Series A Preferred Shares, accruing at the rate of 6% per annum from June 29, 2004 until the effectiveness of the Amendment.

The Series A Preferred Shares are convertible into 1,179,580,500 shares of common stock. The Series B Preferred Shares are convertible into 1,085,919,800 shares of common stock. The warrant issued to Sunrise Securities Corp. is exercisable into 68,820,224 shares of common stock. There are available for issuance only 28,000,000 shares of authorized and unissued shares of common stock, or less than 1% of the shares issuable on conversion and exercise. Accordingly, the Company does not regard these securities as convertible or exercisable until the adoption of the Amendment creates sufficient authorized and unissued shares of common stock to permit conversion and exercise.

The adoption of the Amendment and the Reverse Split will result in the automatic conversion of each Series A Preferred Share and each Series B Preferred Share into 15.91 shares of post-split common stock. However, Series A Preferred Shares owned by a holder will not be converted into common stock if and so long as a result of conversion the holder would beneficially own in excess of 4.999% or 9.999% of the issued and outstanding shares. Any Series A Preferred Shares not converted into the Company's common stock due to the operation of this restriction (the "4.999% Restriction") will no longer be entitled to the 6% dividend referred to above.

Under the Exchange Agreement, Jay Gelman, Andre Muller and Thomas Vitiello were designated on June 29, 2004 to constitute a majority of the directors of the Company. Under Section 14(f) of the Act and Rule 14f-1 thereunder, before Messrs. Gelman, Muller and Vitiello take office as directors, 10 days must elapse after the Company has filed this information statement with the Securities and Exchange Commission and has transmitted the information statement to all holders of record of securities of the Company entitled to vote at a meeting for election of directors.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1. VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

On September 3, 2004, there were issued and outstanding (a) 22,000,000 shares of common stock; (b) 1,685,115 Series A Preferred Shares; and (c) 1,551,314 Series B Preferred Shares.

Effective on adoption of the Amendment and the Reverse Split referred to under "Background" and except as limited by the 4.999% Restriction, each Series A Preferred Share and each Series B Preferred Share will be automatically converted into 15.91 shares of post-split common stock. After giving effect to the 4.999% Restriction based on the Company's current capitalization, there will then be outstanding a total of 46,972,666 shares of post-split common stock. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. Until converted into common stock on adoption of the Amendment and the Reverse Split, each Series A Preferred Share and each Series B Preferred Share is entitled to 700 votes, and votes as one class with the common stock.


The following table sets forth the ownership of the common stock and Series A Preferred Shares and Series B Preferred Shares as of September 3, 2004, and of the common stock after giving effect to the Amendment and the Reverse Split and to the conversion of the Series A Preferred Shares and the Series B Preferred Shares, by (i) each person known to the Company who is the beneficial owner of more than five percent of the outstanding shares of common stock, Series A Preferred Shares or Series B Preferred Shares, (ii) each director (including only for the purpose of the table Jay Gelman, Andre Muller, and Thomas Vitiello who will take office as directors as provided in the last paragraph under "Background,") and (iii) all of our directors and executive officers as a group. Humbert Powell is currently the sole director of the Company, and the sole executive officers are Jay Gelman and Andre Muller.

As set forth under "Background," the Series A Preferred Shares are entitled on conversion to a dividend in kind, i.e., in Series A Preferred Shares, accruing at the rate of 6% per annum from June 29, 2004 until the effectiveness of the Amendment. The table does not give effect to this dividend.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of voting stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of options, warrants or convertible securities. As set forth under "Background," the Company does not regard any security of the Company to be exercisable into or convertible for common stock until the adoption of the Amendment and the Reverse Split.

In calculating the percentage ownership by any holder of common stock, the table considers that no warrants are exercisable before the Amendment and the Reverse Split, and that, after the Amendment and Reverse Split, the total number of outstanding shares includes shares issuable on exercise of warrants that are beneficially owned by that holder. Accordingly, for calculating the percentage ownership of shares of common stock outstanding after the Amendment and the Reverse Split, for Nathan A. Low there are deemed outstanding 48,196,767 shares of common stock, for Amnon Mandelbaum there are deemed outstanding 47,229,989 shares of common stock, and for all other holders there are deemed outstanding 46,972,666 shares of common stock. For these calculations, the table reflects as outstanding a total of 1,685,115 Series A Preferred Shares and 1,551,314 Series B Preferred Shares before the Amendment and the Reverse Split. As explained at
Note 16, the table reflects a total of 315,290 Series A Preferred Shares as outstanding after the Amendment and the Reverse Split.

------------------------- -----------------------------------------------------------------------------------------------------
Name and address of                                    Amount and Nature of beneficial ownership
beneficial owner
------------------------- -----------------------------------------------------------------------------------------------------
                          Series A            Series B Preferred   Common stock        Common stock after   Series A
                          Preferred Shares    Shares (% of         before Amendment    Amendment and        Preferred Shares
                          (% of class)(1)     class)(2)            and Reverse Split   Reverse Split (%     after Amendment
                                                                   (% of class)        of class)            and Reverse Split
                                                                                                            (% of class)
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Jay Gelman,               526,225(3) (31.22%) 517,105 (33.4%)                          13,985,183(4)(29.8%)  164,261 (52.1%)(5)
15-15 132nd Street,
College Point, NY 11356
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Andre Muller                                  517,105 (33.4%)                           8,226,665(6)(17.5%)
15-15 132nd Street,
College Point, NY 11356
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Francis Vegliante                             517,104 (33.3%)                           8,226,665(7)(17.5%)
15-15 132nd Street,
College Point, NY 11356
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Humbert B. Powell III                                              1,000,000 (4.5%)    22,727 (less than
527 Madison Avenue, NY,                                                                1%)
NY 10022
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Thomas Vitiello
15-15 132nd Street,
College Point, NY 11356
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------

--------
1 As set forth under "Background," the Series A Preferred Shares are not convertible until the effectiveness of the Amendment and Reverse Split. Except as set forth in Note 15, each Series A Preferred Share converts automatically into 15.91 shares of common stock on effectiveness of the Amendment and the Reverse Split.

2 As set forth under "Background," the Series B Preferred Shares are not convertible until the effectiveness of the Amendment and Reverse Split. Each Series B Preferred Share converts automatically into 15.91 shares of common stock on effectiveness of the Amendment and the Reverse Split.

3     Consists of the Voting Proxy referred to under "Background."

4 Consists of 8,226,665 shares issuable on conversion of Series B Preferred Stock, and 5,758,518 shares for which Mr. Gelman has the Voting Proxy referred to under "Background."

5 Consists of shares subject to the Voting Proxy referred to under "Background."

6     Consists of shares issuable on conversion of Series B Preferred Stock.

7     Consists of shares issuable on conversion of Series B Preferred Stock.

------------------------- -----------------------------------------------------------------------------------------------------
Name and address of                                    Amount and Nature of beneficial ownership
beneficial owner
------------------------- -----------------------------------------------------------------------------------------------------
                          Series A            Series B Preferred   Common stock        Common stock after   Series A
                          Preferred Shares    Shares (% of         before Amendment    Amendment and        Preferred Shares
                          (% of class)(1)     class)(2)            and Reverse Split   Reverse Split (%     after Amendment
                                                                   (% of class)        of class)            and Reverse Split
                                                                                                            (% of class)
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
LCG    Capital    Group,                                           9,600,000 (43.6%)(8)218,182 (less than
LLC                                                                                    1%)(9)
Hamilton Resources
Group, LLC
Winchester Capital
Group, LLC
Michael Alpert
335 Central Avenue
Lawrence, NY 11559
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Martin Abrams                                                      2,400,480 (10.9%)   54,556 (less than
c/o Abrams Gentile                                                                     1%)
Entertainment, Inc.
244 West 54th Street,
9th Floor
New York, NY 10017
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Michael B. Schwab                                                  2,041,933 (9.3%)(10)46,408 (less than
1219 Lombard St.                                                                       1%)(11)
San Francisco, CA 94109
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------

8 Includes 4,800,000 shares of common stock (109,091 post split) held by LCG Capital Group, LLC (LCG) and an additional 4,800,000 shares of common stock (109,091) held collectively by Martin Abrams, John Gentile, Anthony Gentile and MSH Entertainment Corporation ("Age Stockholders"), who have agreed to vote their shares in the same manner as LCG votes its shares with respect to certain matters (including but not limited to the election of directors), pursuant to a Voting Agreement dated as of June 20, 2002 by and among LCG and the Age Stockholders, all at the addresses listed in the table, other than for MSH Entertainment Corporation, the address for which is 244 West 54th Street, NY,NY 10017. LCG may be deemed to beneficially own such shares whose vote it controls but it disclaims beneficial ownership of such shares. Hamilton Resources Group, LLC currently owns a majority of the equity in LCG and may be deemed to beneficially own the shares held by LCG. Winchester Capital Group, LLC, as the managing member of LCG, may be deemed to beneficially own the shares held by LCG. Michael Alpert, as the managing member of Winchester Capital Group, may be deemed to beneficially own the shares held by LCG. Hamilton Resources Group, Winchester Capital Group and Michael Alpert each disclaims beneficial ownership of the shares beneficially owned by LCG.

9     See Note 8.

10 Includes 37,621 shares of common stock (855 post split) held by Mr. Schwab, 1,897,234 shares of common stock (43,119 post-split) held directly by Big Sky Partners, and 107,078 shares of common stock (2,434 post-split) held indirectly by Big Sky Partners through its ownership in LCG Capital Group. Mr. Schwab, as managing partner of Big Sky Partners, may be deemed to beneficially own the shares held by Big Sky Partners, but he disclaims beneficial ownership of such shares.

11    See Note 10.

------------------------- -----------------------------------------------------------------------------------------------------
Name and address of                                    Amount and Nature of beneficial ownership
beneficial owner
------------------------- -----------------------------------------------------------------------------------------------------
                          Series A            Series B Preferred   Common stock        Common stock after   Series A
                          Preferred Shares    Shares (% of         before Amendment    Amendment and        Preferred Shares
                          (% of class)(1)     class)(2)            and Reverse Split   Reverse Split (%     after Amendment
                                                                   (% of class)        of class)            and Reverse Split
                                                                                                            (% of class)
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Big Sky Partners                                                   2,004,312 (9.1%)(12)45,553 (less than
1219 Lombard St. San                                                                   1%)(13)
Francisco, CA 94109
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Anthony Gentile                                                    1,129,260 (5.1%)    25,665 (less than
c/o Abrams Gentile                                                                     1%)
Entertainment, Inc.
244 West 54th Street,
9th Floor
New York, NY 10017
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
John Gentile                                                       1,129,260 (5.1%)    25,665 (less than
c/o Abrams Gentile                                                                     1%)
Entertainment, Inc.
244 West 54th Street,
9th Floor
New York, NY 10017
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Jayvee & Co., for AGF                                              1,113,800 (5.1%)    25,314 (less than
Canadian Growth Equity                                                                 1%)
c/o Jayvee & Co.
P.O. Box 9
Commerce Court West
Securities Level
Toronto, Ontario M5H 4A6
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Nathan A. Low             389,519 (23.1%)(14)                                          2,405,018(15)(4.99%)  315,290
c/o Sunrise Securities                                                                                      (100%)(16)
Corp.
641 Lexington
Avenue NY, NY 10022
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------

12 Includes 1,897,234 shares of common stock (43,119 post-split) held directly by Big Sky Partners and 107,078 shares of common stock (2,434 post-split) held indirectly by Big Sky Partners through its ownership in LCG Capital Group. Big Sky Partners disclaims beneficial ownership of the shares held by LCG Capital Group.

13    See Note 12.

14 Includes 47,467 shares owned by Mr. Low personally, 23,665 shares owned by Nathan A. Low Family Trust, 140,596 owned by Nathan A. Low Roth IRA, 21,746 shares owned by Sunrise Foundation Trust, 15,449 shares owned by Sunrise Securities Corp. and 140,596 shares owned by Sunrise Equity Partners. The shares owned by Nathan A. Low IRA are subject to the Voting Proxy referred to under "Background." Mr. Low's wife has sole voting and investment power in the shares owned by Nathan A. Low Family Trust. Mr. Low has shared voting and investment power in Level Counter LLC, which has sole investment and voting power in the shares owned by Sunrise Equity Partners. Mr. Low has shared voting and investment power in the shares owned by Sunrise Foundation Trust. Mr. Low disclaims beneficial ownership of the shares owned by Nathan A. Low Family Trust, Sunrise Equity Partners and Sunrise Foundation Trust.

------------------------- -----------------------------------------------------------------------------------------------------
Name and address of                                    Amount and Nature of beneficial ownership
beneficial owner
------------------------- -----------------------------------------------------------------------------------------------------
                          Series A            Series B Preferred   Common stock        Common stock after   Series A
                          Preferred Shares    Shares (% of         before Amendment    Amendment and        Preferred Shares
                          (% of class)(1)     class)(2)            and Reverse Split   Reverse Split (%     after Amendment
                                                                   (% of class)        of class)            and Reverse Split
                                                                                                            (% of class)
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Nathan A. Low Roth IRA    140,596 (8.3%)(17)                                           (18)                 140,596 (44.5%)(19)
c/o Sunrise Securities
Corp.
641 Lexington
Avenue NY, NY 10022
------------------------- -----------------------------------------------------------------------------------------------------
Sunrise Equity Partners   140,596 (8.3%)                                               1,180,917 (2.5%)(20) 66,367 (21%)(21)
641 Lexington Avenue
25th Floor
New York, NY 10022
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------

15 These 2,405,018 shares consist of 800,527 shares issuable on exercise of warrants owned by Nathan A. Low, 200,132 shares issuable on exercise of warrants owned by Sunrise Foundation Trust, 223,442 shares issuable on exercise of warrants owned by Sunrise Securities Corp., and 1,180,917 shares of common stock issuable on conversion of 74,229 of the Series A Preferred Shares owned by Sunrise Equity Partners. Excludes 755,166 shares of common stock for Nathan Low, 376,488 shares of common stock for Nathan
      A. Low Family Trust, 2,236,754 shares of common stock for Nathan A Low Roth IRA, 345,959 shares of common stock for Sunrise Foundation Trust, 245,779 shares of common stock for Sunrise Securities Corp. and 1,055,838 shares of common stock for Sunrise Equity Partners, which, based on the Company's current capitalization, would not be issued on adoption of the Amendment and the Reverse Split because the 4.999% Restriction limits to 2,405,018 the number of shares of common stock that may be issued to a beneficial owner on conversion of Series A Preferred Shares. See Note 14.

16 Consists of 47,467 shares owned by Nathan A. Low, 23,665 shares owned by Nathan A. Low Family Trust, 140,596 by Nathan A . Low Roth IRA, 21,746 shares owned by Sunrise Foundation Trust, 15,449 shares owned by Sunrise Securities Corp. and 66,367 shares owned by Sunrise Equity Partners that are not convertible into common stock by reason of the 4.999% Restriction. See Note 15.

17 These shares are subject to the Voting Proxy referred to under "Background."

18    See Note 15.

19    See Notes 15 and 16.

20 Excludes 1,055,838 shares of common stock, which, based on the Company's current capitalization, would not be issued on adoption of the Amendment and the Reverse Split because the 4.999% Restriction limits the number of shares of common stock that may be issued to a beneficial owner on conversion of Series A Preferred Shares. See Notes 15 and 16.

21    See Notes 15 and 16.

------------------------- -----------------------------------------------------------------------------------------------------
Name and address of                                    Amount and Nature of beneficial ownership
beneficial owner
------------------------- -----------------------------------------------------------------------------------------------------
                          Series A            Series B Preferred   Common stock        Common stock after   Series A
                          Preferred Shares    Shares (% of         before Amendment    Amendment and        Preferred Shares
                          (% of class)(1)     class)(2)            and Reverse Split   Reverse Split (%     after Amendment
                                                                   (% of class)        of class)            and Reverse Split
                                                                                                            (% of class)
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Level Counter LLC         140,596 (8.3%)(22)                                           1,180,917 (2.5%) (23) 66,367 (21%)(24)
641 Lexington Avenue
25th Floor
New York, NY 10022
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Amnon Mandelbaum          158,394 (9.4%)(25)                                           1,721,390 (3.6%)(26)  66,367 (21%)(27)
641 Lexington Avenue
25th Floor
New York, NY 10022
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------

22 Level Counter LLC has sole investment and voting power in the shares owned by Sunrise Equity Partners. Level Counter LLC disclaims beneficial ownership of these shares.

23    See Notes 15 and 22

24    See Notes 15 and 16.

25 Consists of 17,798 shares owned by Mr. Mandelbaum, and 140,596 shares owned by Level Counter LLC. Mr. Mandelbaum has shared voting and investment power in Level Counter LLC, which has sole investment and voting power in the shares owned by Sunrise Equity Partners. Mr. Mandelbaum disclaims beneficial ownership of the shares owned by Sunrise Equity Partners. See Note 22.

26 Consists of 283,150 shares issuable on conversion of Series A Preferred Shares owned by Mr. Mandelbaum, 257,323 shares issuable on exercise of warrants owned by Mr. Mandelbaum, and 1,180,917 shares of common stock issuable on conversion of 74,229 of the Series A Preferred Shares owned by Sunrise Equity Partners. Excludes 1,055,838 shares of common stock for Sunrise Equity Partners, which, based on the Company's current capitalization, would not be issued on adoption of the Amendment and the Reverse Split because the 4.999% Restriction limits the number of shares of common stock that may be issued to a beneficial owner on conversion of Series A Preferred Shares. See Note 14.

27    See Notes 15 and 16.

------------------------- -----------------------------------------------------------------------------------------------------
Name and address of                                    Amount and Nature of beneficial ownership
beneficial owner
------------------------- -----------------------------------------------------------------------------------------------------
                          Series A            Series B Preferred   Common stock        Common stock after   Series A
                          Preferred Shares    Shares (% of         before Amendment    Amendment and        Preferred Shares
                          (% of class)(1)     class)(2)            and Reverse Split   Reverse Split (%     after Amendment
                                                                   (% of class)        of class)            and Reverse Split
                                                                                                            (% of class)
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Marilyn Adler             140,596 (8.3%)(28)                                           1,180,917 (2.5%)(29) 66,367 (21%)(30)
641 Lexington Avenue
25th Floor
New York, NY 10022
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Northumberland Holdings   155,887 (9.3%)(31)                                           2,480,020 (5.3%)(32)
LTD
Beaufort House BOX 438
Road Town
Tortola, BVI
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Smithfield Fiduciary LLC  140,596 (8.3%)                                               2,236,755 (4.7%)
c/o Highbridge Capital
Management
9 W57th Street
New York, NY 10019
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
South Ferry #2 LP         112,477 (6.7%)                                               1,789,406 (3.8%)
1 State St Plaza 29th
Floor
New York, NY 10004
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
Vitel Ventures            103,214 (6.1%)(33)                                           1,642,041 (3.5%)(34)
Corporation
c/o Bodden Corp.
Services, 1st Floor
Room 802
Grand Pavilion
Grand Cayman, Cayman
Islands
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------
All executive officers    526,225 (31.22%)(36)1,551,314 (100%)     1,000,000 (4.5%)    22,234,575 (47.3%)   164,261 (52.1%)(37)
and directors (35)as a
group
------------------------- ------------------- -------------------- ------------------- -------------------- -------------------

28 Consists of shares owned by Level Counter LLC. Ms. Adler has shared voting and investment power in Level Counter LLC, which has sole investment and voting power in the shares owned by Sunrise Equity Partners. Ms. Adler disclaims beneficial ownership of the shares owned by Sunrise Equity Partners.

29 Consists of shares of common stock issuable on conversion of 74,229 of the Series A Preferred Shares owned by Sunrise Equity Partners. Excludes 1,055,838 shares of common stock, which, based on the Company's current capitalization, would not be issued on adoption of the Amendment and the Reverse Split because the 4.999% Restriction limits the number of shares of common stock that may be issued to a beneficial owner on conversion of Series A Preferred Shares. See Notes 15, 16 and 28.

30    See Notes 15 and 16.

31 These shares are subject to the Voting Proxy referred to under "Background."

32 These shares are subject to the Voting Proxy referred to under "Background." To facilitate the presentation in this table no account is given to the 4.99% Restriction as applied to this holder.

33 18,857 of these shares are subject to the Voting Proxy referred to under "Background."

34 299,989 of these shares are subject to the Voting Proxy referred to under "Background."

35 Includes persons to become directors as provided in the last paragraph under "Background."

36    See Note 3.

37 Consists of shares subject to the Voting Proxy referred to under "Background."

2. CHANGE IN CONTROL

By reason of the transactions described under "Background," the Shareholders, including Jay Gelman who was appointed Chief Executive Officer, and who will also serve as Chairman of the Board of Directors upon the effectiveness of his appointment as a director, each own 517,105 Series B Preferred Shares representing 15.8% of the Company's total voting power (the total number of votes that can be cast by the outstanding common stock, Series A Preferred Shares and Series B Preferred Shares). Mr. Gelman, based on his Series B Preferred Shares and his voting rights pursuant to the Voting Proxy, has 31.9% of the Company's total voting power. The Shareholders in the aggregate have approximately 63% of the Company's total voting power and control the Company.

DIRECTORS AND EXECUTIVE OFFICERS

The directorship appointments of Messrs. Gelman, Muller and Vitiello will not take effect until ten days after the Company files this information statement with the Securities and Exchange Commission and transmits the information statement to all holders of record of securities of the Company entitled to vote at a meeting for election of directors. Mr. Humbert B. Powell is currently the sole director of the Company and will continue to serve as director following the effectiveness of the directorship appointments of Messrs. Gelman, Muller and Vitiello as set out in the last paragraph under "Background." Upon the effectiveness of his election as a director, Mr. Gelman will also serve as Chairman of the Board. There are no family relationships among directors or executive officers.



DIRECTORS:

           NAME OF DIRECTOR                    Age
           ----------------                    ---

           Humbert B. Powell                   63

           DESIGNEES TO BE DIRECTORS

           Jay Gelman                          43
           Andre Muller                        39
           Thomas Vitiello                     43

           EXECUTIVE OFFICERS:

           Name of Officer                     Age    Office
           ----------------                    ---    ------
           Jay Gelman                          43    Chief Executive Officer
           Andre Muller                        39    Chief Operating Officer


HUMBERT B. POWELL III

Humbert B. Powell III has been a Managing Director at Sanders Morris Harris, a regional investment-banking firm headquartered in Houston, Texas, with a branch in New York City, since November 1996. He is also a Director of Lawman Armour Corp., Bikers Dream Inc., World Water Corp., and a trustee of Salem-Teikyo University. Mr. Powell served as chief executive officer of the Company from June 20, 2002 until July 1, 2002, and is currently the sole director of the Company.

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

JAY GELMAN

Jay Gelman in 1988 co-founded L & J Marketing, Inc. d/b/a Alliance Distributors, a regional video game software and hardware distributor based in College Point, NY. He served as President, until December of 1997 when Alliance was sold to Take-Two Interactive Software, Inc. From 1998 until 2003, Mr. Gelman was employed by Track Data Corporation (NASDAQ: TRAC) where he served as a director and as Executive Vice President. In 2003, Mr. Gelman joined Mr. Muller to found Alliance Distributors, Inc. (name later changed to AllianceCorner Distributors Inc.), and served as its President and Chief Executive Officer. Since the acquisition by the Company of AllianceCorner Distributors Inc. on June 29, 2004, Mr. Gelman has served as Chief Executive Officer of the Company.

ANDRE MULLER

For more than five years prior to 2003 Andre Muller was employed as a General Manager by Take-Two Interactive Software. In 2003 Mr. Muller joined Mr. Gelman to found Alliance Distributors, Inc., and served as its Chief Operating Officer. Since the acquisition by the Company of AllianceCorner Distributors Inc. on June 29, 2004, Mr. Muller has served as Chief Operating Officer of the Company.

THOMAS VITIELLO

For more than five years, Mr. Vitiello has been the president of VIT Trading, Inc., a trader in precise metals. He graduated from NYU with a BS in Finance in 1985.

TERM OF OFFICE

The Company's Directors are appointed for a one-year term to hold office until the next annual meeting of shareholders. Our officers serve at the pleasure of the Board of Directors.

COMMITTEES

The Company does not have standing a nominating or compensation committee of the Board of Directors, or a committee performing similar functions. The Company does not have an audit committee established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, or a committee performing similar functions. The Company does not have an audit charter or a charter governing the nominating process. Management of the Company believes that it is premature at this early stage of the Company's management and business development to form an audit, nominating or compensation committee. The entire board of directors participates in the director nomination and compensation process. Although the Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, the Board considers the candidate's character, judgment, diversity, skills, including financial literacy, and experience in the context of the needs of the Company and the Board of Directors. In 2003 the Company did not pay any fees to any third party to assist in identifying or evaluating potential nominees.

The Board of Directors will consider director candidates recommended by the Company's stockholders in a similar manner as those recommended by members of management or other directors, provided the stockholder submitting such nomination has provided such recommendation on the same timely basis required for stockholders to submit a proposal at the Company's annual meeting under Rule 14a-8 of the Securities Exchange Act of 1934. To date, the Company has not received any recommended nominees from any non-management stockholder or group of stockholders that beneficially owns five percent of its voting stock.

Humbert B. Powell III, the sole director currently in office, has determined that he is an independent director based on Rule 4200 of the National Association of Securities Dealers' listing standards and is qualified as an "Audit Committee Financial Expert" as defined in Item 7(d)(3)(iv) of Schedule 14A.

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

The Company does not provide a process for security holders to send communications to the board of directors. Management of the Company does not feel it necessary to implement any such processes until such time as the common stock of the Company has greater liquidity and trades on a national securities exchange or on an automated inter-dealer quotation system of a national securities association.

MEETINGS OF THE BOARD AND COMMITTEES

The Board of Directors of the Company took no actions at meetings during the year ended December 31, 2003. All actions by the Board of Directors were conducted by resolutions consented to in writing by all the directors . During the 2003 fiscal year the board acted by unanimous written consent four times.

Prior to August 30, 2004 the Company had an audit, compensation and nominating committee. During the 2003 fiscal year, each of the audit, compensation and nominating committee met two times.

The Company does not have a policy requiring incumbent directors and director nominees to attend the Company's annual meeting of stockholders. Two incumbent directors attended last year's annual meeting.

SIGNIFICANT EMPLOYEES

We have no significant employees other than the officers and directors described above.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of Purchaser, or of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

The Company is not aware of any legal proceedings in which any director, or any person nominated to become a director, is involved in any of the proceedings set forth in Item 401(d) of Regulation S-B.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934; BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own 10% or more of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and ten percent shareholders are required by Securities Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file. We believe that in fiscal year 2003, no Forms 3, 4 or 5 were required to be filed by any of the Company's executive officers, directors or owners of ten percent of the Company's equity securities.

EXECUTIVE COMPENSATION

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

SUMMARY COMPENSATION TABLE

The following table sets forth certain information for all services rendered during the 2003, 2002 and 2001 fiscal years for the Company's highest paid executive officers, directors and those individuals who earned in excess of $100,000 during the Company's fiscal year ended December 31, 2003. No other compensation was paid to any such officers or directors other than the cash and stock option compensation set forth below.

        ----------------------- --------------------- --------------------
          Name and Principal     Fiscal Year Ended          Annual
               Position             December 31       Compensation Salary
        ----------------------- --------------------- --------------------
         Steven T. Francesco,           2003                  $0
           Chief Executive
               Officer
        ----------------------- --------------------- --------------------
                                        2002               $127,000
        ----------------------- --------------------- --------------------
                                        2001                  $0
        ----------------------- --------------------- --------------------
         John Gentile, Chief            2003                  $0
          Executive Officer
        ----------------------- --------------------- --------------------

Following the resignation of Mr. Francesco as Chief Executive Officer after February 5, 2003, the company had no Chief Executive Officer or President for the remainder of the fiscal year 2003 and no other officers or employees that were compensated in excess of $100,000 during the fiscal years ended December 31, 2001, 2002 and 2003. During the fiscal year ended December 31, 2002, the Company had three chief executive officers. Frank Drechsler served as chief executive officer until our business combination with ER LLC on June 20, 2002. Mr. Drechsler did not earn or receive any compensation for services he rendered. Following the business combination, Humbert B. Powell, III acted as chief executive officer until July 1, 2002. Mr. Powell did not earn or receive any compensation for services he rendered in such capacity. Steven T. Francesco served as chief executive officer from July 1, 2002 until February 5, 2003. From February 5, 2003 until December 31, 2003, John Gentile served as principal executive officer. Mr. Gentile did not earn or receive any compensation for services he rendered.

DIRECTOR COMPENSATION

No director is paid any compensation for his services as director.

Prior to August 30, 2004, board members were compensated for their services as director. Each member received annual compensation of $10,000 ($12,000 if acting as chairman of a committee) plus options to purchase 10,000 shares of the Company's common stock at an exercise price equal to the closing price of our common stock on the date of the grant. The options vested over a one-year period in equal quarterly amounts, so long as the director completed service for such quarter. Non-employee directors were reimbursed for reasonable expenses in connection with serving as a director and member of a committee. There were 100,000 options issued prior to June 29, 2004, all of which were cancelled pursuant to terms of the Exchange Agreement.

STOCK INCENTIVE PLAN

The Company has terminated its 2001 Stock Incentive Plan (the "Plan"), and no options are outstanding under the Plan. The Company has no other stock option plan.

ADVISORY BOARD COMPENSATION

Prior to August 30, 2004, the Company had an Advisory Board. As compensation for serving on the Advisory Board, the members received options under the Plan to purchase an aggregate of 235,000 shares of common stock at exercise prices ranging from $0.75 to $1.60. These options expired on August 29, 2004.

EMPLOYMENT AGREEMENT

The Company has a two year employment agreement (the "Employment Agreement") effective as of July 1, 2004 with Jay Gelman, who is currently the Company's Chief Executive Officer, and will also serve as Chairman of its Board of Directors upon the effectiveness of his appointment as a director. The Employment Agreement provides for annual compensation of $300,000 for the first year and $350,000 annually thereafter. The Employment Agreement also provides for the Board of Directors to award bonuses to Mr. Gelman in an amount equal to his salary. In the event of a termination of Mr. Gelman's employment by the Company other than for Cause, as defined under the Employment Agreement, or by Mr. Gelman for Good Reason, as defined under the Employment Agreement, Mr. Gelman will be entitled to a lump sum equal to three times his base salary for the period from the date of termination through June 30, 2006. The Employment Agreement contains a twelve month non-compete provision effective following termination, except for termination by the Company other than for Cause, or Good Reason by Mr. Gelman. The Employment Agreement also contains customary confidentiality provisions.


Dated: September 29, 2004


By Order of the Board of Directors

ESSENTIAL REALITY, INC.


By: /s/ Jay Gelman, CEO




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